FORM 6-K
U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2009

Commission File Number 1-15184

SADIA S.A.
(Exact Name as Specified in its Charter)

N/A
--------------------------------------
(Translation of Registrant's Name)

Rua Fortunato Ferraz, 659
Vila Anastacio, Sao Paulo, SP
05093-901 Brazil
(Address of principal executive offices) (Zip code)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   [X]                    Form 40-F    [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):    [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):    [   ]

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   [    ]                           No   [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused the Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 19, 2009

SADIA S.A.

By:/s/Welson Teixeira Junior
----------------------------------
Name: Welson Teixeira Junior
Title: Investor Relations Director

MINUTES NO. 160 OF SADIA S.A. BOARD OF DIRECTORS EXTRAORDINARY MEETING  HELD ON MARCH 18, 2009.

On the eighteenth day of October of the year two thousand and nine, at 02:00 p.m, at its premises at Rua Fortunato Ferraz,  365 – 2nd floor, in São Paulo-SP, the members of Sadia S.A. Board of Directors held a meeting chaired by Mr. Luiz Fernando Furlan, and upon a verification of compliance with the first paragraph or Article 16 of the Bylaws, the meeting was called to order to discuss the following:

1. CALL NOTICE FOR THE EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS:

In conformity with item VI, Article 17 of the Bylaws and in view of the resolution made at the EGM of November 3, 2008, the Board of Directors resolved to call an Extraordinary General Meeting of Shareholders to be held at the company's main address on April 6, 2009, beginning at 10:00 a.m., with the following agenda:

“SADIA S.A.

CNPJ/MF: 20.730.099/0001-94

NIRE: 42300025747

A Publicly-Held Company

CALL NOTICE

EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

The Shareholders of Sadia S.A. (the “Company”)  are invited to attend the Extraordinary General Meeting of Shareholders to be held on April 06, 2009, at 10:00 a.m., at its main address at Av. Attílio Fontana, 86, CEP 89700-000, Concórdia, State of Santa Catarina, in order to discuss and make a resolution about the following Order of Business:

1. Submission and discussion of the conclusions of the Special Audit report prepared by BDO Trevisan;

2. Resolution about the possibility of filing a liability action within the terms of art.  159 of Law 6404/76 and a claim for reimbursement of losses.

The conclusions of the BDO report will be available at the company’s main premises as from March 30, 2009, with the BDO’s representative, for analysis by the interested Shareholders.

Proxies for the general meeting must be deposited at the São Paulo Administrative Center at Rua Fortunato Ferraz, No. 529/659, 2º andar, Vila Anastácio -São Paulo-SP, Investor Relations Management.

São Paulo, March 19, 2009

Luiz Fernando Furlan

Chairman of the Board of Directors”

There being no further business, the meeting was adjourned for drawing up these minutes, which were then signed by all Board members present.

São Paulo, March 18, 2009

/s/ Luiz Fernando Furlan (Chairman); Cássio Casseb Lima, Diva Helena Furlan, Everaldo Nigro Santos, Francisco Silverio Morales Céspede, José Marcos Konder Comparato, Luiza Helena Trajano Inácio Rodrigues, Norberto Fatio, Roberto Faldini, Vicente Falconi Campos.

I certify that this is a faithful copy of Minutes No. 160, transcribed from pages 83 and 84 of the Book of Minutes No. 5 of Sadia S.A. Board of Directors’ Meetings.

Delmir Antonio Dal Cim

Secretary